SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3, as amended)

MGP INGREDIENTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

59832G 104

(CUSIP Number)

Carl W. Struby, Lathrop & Gage LLP

Suite 2800, 2345 Grand Boulevard, Kansas City, Missouri 64108

(816) 460-5834

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  59832G 104

1	Name of Reporting Person Laidacker M. Seaberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 982,452

	8	Shared Voting Power 235,119

	9	Sole Dispositive Power 982,452

	10	Shared Dispositive Power 235,119

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,571

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A*

for Laidacker M. Seaberg

Item 1. Security and Issuer.

This statement relates to shares of the No Par Value Common Stock of MGP Ingredients, Inc. (the “Company”). The address of the principal executive offices of the Company is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

Item 2. Identity and Background.

(a)                                  Name of person filing:
Laidacker M. Seaberg.

(b)                                 Business address:

MGP Ingredients, Inc.

Cray Business Plaza

100 Commercial Street
PO BOX 130
Atchison, Kansas 66002

(c)                                  Present principal occupation or employment:

Consultant to the Company.  The Company is a fully integrated producer of certain ingredients and distillery products.

(d)           Criminal convictions: the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)                                  Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(f)                                    Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

*  This amendment corrects the number and percentage of shares shown as beneficially owned in the original report filed on August 30, 2010, based on outstanding shares at 8/31/2010, and updates information in Item 6 to reflect a change occuring subsequent to the original report.

Item 4. Purpose of Transaction.

This Schedule is being filed in connection with an amendment to a voting trust under a Voting Trust Agreement dated as of November 16, 2005.  The purposes of the amendment are (i) to amend the eligibility requirements of successor trustees to permit one of the issue of Cloud L. Cray, Sr., or the spouse of such issue, who owns at least 10,000 shares of the Company’s Common Stock to serve as successor trustee of the voting trust and (ii) to require, when all trustees are successor trustees, that one of the three trustees of the voting trust be an issue of Cloud L. Cray, Sr., or the spouse of such issue. Except as follows, the reporting person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D. The undersigned intends to sell a portion of his holdings in the Company’s common stock over the course of the next year, depending on market prices, for personal financial management purposes.  Such sales may be made pursuant to a 10b5-1 trading plan.

Item 5. Interest and Securities of the Issuer.

(a)-(b)  The number and percentage of shares of MGP Ingredients, Inc. Common Stock, no par value (the “Shares”) beneficially owned by the Reporting Person, based on 17,814,714 Shares outstanding as of August 31, 2010, are as follows:

(i)                                     Number Beneficially Owned: 1,217,571

Percent of Class: 6.8%

(ii)                                  Number of Shares as to which the Reporting Person has:

(A)          Sole voting power to vote or direct the vote:  982,452

(B)           Shared power to vote or direct the vote: 235,119

(C)           Sole power to dispose or direct the disposition of:  982,452

(D)                               Shared power to dispose or direct the disposition of: 235,119

The amounts reported in (ii)(B) and (D) consist of 235,119 Shares held by the undersigned’s wife, as to which Shares he disclaims beneficial interest.  The amounts reported in (ii)(A) and (ii)(C) include 96,000 Shares subject to presently exercisable stock options.

(c)           During the last 60 days, the undersigned has effected no transactions in Shares of the Company.

(d)-(e)     Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is one of the three depositors and trustees of the MGP Ingredients, Inc. Voting Trust (the “Voting Trust”), which was created under a voting trust agreement dated as of November 16, 2005 (the “Voting Trust”) and which holds 333 shares of the Company’s Preferred Stock, representing 76.2% of the outstanding shares of such class.  After giving effect to the resignation of Cloud L. Cray, Jr., effective September 23, 2010, as trustee, the other two trustees of the Voting Trust are Karen Seaberg. (Mr. Seaberg’s wife) and Richard B. Cray (Mr. Cray Jr.’s brother).

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The Voting Trust became effective on January 30, 2006 and was amended effective August 23, 2010.  It will continue in effect until the last death of the issue of Cloud L. Cray, Sr. who was living at the creation of the Trust. There presently are 19 such persons living, the youngest of which is 34 years old.  The Voting Trust may also be terminated by the consent of a majority of the Trustees or the beneficiaries of 90% of the shares held in the Voting Trust or upon the sale of all the shares held in the Voting Trust.  Until the Voting Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must either (i) meet (and continue to meet) the officer and shareholder qualifications that a successor trustee under the Trust must meet under the terms of the First Amendment to the Trust dated November 13, 1980 or (ii) be an issue of Cloud L. Cray, Sr., or the spouse of such issue, and own at least 10,000 share of the Company’s Common Stock. (As in the case of depositors of the Trust,  the original trustees of the Voting Trust are not subject to this requirement). Only one person who is solely an issue of Cloud L. Cray, Sr., or the spouse of such issue, (and not also an officer) may serve as successor trustee at one time. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Voting Trust in accordance with the decision of a majority of the Trustees.

Item 7. Material to be Filed as Exhibits.

1.                                       Cray Family Trust (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D dated November 17, 1994).

2                                          First Amendment to Clay Family Trust dated November 13, 1980 (incorporated by reference to Exhibit 9.2 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005).

3.                                       Voting Trust Agreement dated as of November 16, 2005 (incorporated by reference to Exhibit 9.1 to MGP Ingredients, Inc.’s Form 10-Q for the quarter ended December 31, 2005).

4.                                       First Amendment to Voting Trust. (incorporated by reference to Exhbit 9.4 of MGP Ingredients, Inc.’s Form 10-K for the fiscal year ended June 30, 2010.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Laidacker M. Seaberg
Laidacker M. Seaberg

Date: November  4, 2010